CM Advisers Family of Funds

June 23, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
CM Advisers Family of Funds (the “Trust”), on behalf of its series portfolios, CM Advisers Fund (the “Advisers Fund”) and CM Advisers Fixed Income Fund (the “Fixed Income Fund” and, together with the Advisers Fund, the “Funds”)

File Nos. 811-21260 and 333-101585
Response to Comments on Post-Effective Amendment No. 10 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Patsy W. Mengiste of the staff of the Securities and Exchange Commission (the “Commission”) on June 10, 2010 and June 23, 2010 in connection with Post-Effective Amendment No. 10 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on April 29, 2010.  Set forth below is a summary of the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.	Comment: The prospectus section heading “Risk/Return Summary” for each Fund should be changed to “Fund Summary.”

Response:  The requested changes have been made.

2.	Comment: In the “Fees and Expenses of the Fund” section of the prospectus for each Fund, delete the footnote to the “Shareholder Fees” table discussing the redemption fee.

Response:    The footnote to the “Shareholder Fees” table discussing the redemption fee in the “Fees and Expenses of the Fund” section of the prospectus for each Fund has been deleted and the information in the footnote has been moved to the parenthetical next to the “Redemption Fee” line item in the “Shareholder Fees” table for each Fund, such that the parenthetical for each Fund now reads as follows:

Advisers Fund
“Redemption Fee (as a % of the amount redeemed within one year after purchase)”

Fixed Income Fund
“Redemption Fee (as a % of the amount redeemed within 180 days after purchase)”

3.
Comment:  In the first bullet point under “Principal Investment Strategies of the Advisers Fund – Equity Securities” in the “Fund Summary” section of the prospectus, briefly describe what is meant by “proprietary research models” and “intrinsic value”.  Also, delete the cross-reference to the “Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks” section of the prospectus.

Response:  The cross-reference to “Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks” has been deleted.  Also, the first bullet point under “Principal Investment Strategies of the Advisers Fund – Equity Securities” in the “Fund Summary” section of the prospectus has been revised to remove the reference to “proprietary” research models and to describe “intrinsic value” and now reads as follows:

“Applies research models to determine a company’s intrinsic value.  Intrinsic value is a concept that refers to what a company is “really” worth.  Investment advisers that use intrinsic value (like the Adviser) believe that a company’s real value can be best determined by analyzing business, financial, and other factors about the company and its market, and that a company’s market price gravitates toward its intrinsic value over time.  Accordingly, if the market price of the company’s securities is above the Adviser’s determination of its intrinsic value, the Adviser believes that the market price will, over time, fall.  If the market price is below its intrinsic value, then the Adviser believes it will, over time, rise.”

In addition, the first two sentences in the paragraph immediately following the bullet points under “Principal Investment Strategies of the Advisers Fund – Equity Securities” in the “Fund Summary” section of the prospectus have been revised to briefly describe what is meant by “research models” and now read as follows:

“In an effort to determine a company’s intrinsic value, the Adviser’s research models utilize various quantitative, qualitative, fundamental and other factors    about a company and its business.  This information can include, without limitation, historical analysis, acquisition analysis, discounted free cash flow and leveraged buyout models.”

4.
Comment:  Move the last two sentences of the paragraph following the bullet points under “Principal Investment Strategies of the Advisers Fund – Equity Securities,” the entire paragraph following the bullet points under “Principal Investment Strategies of the Advisers Fund – Fixed Income Securities,” and the entire paragraph following the bullet points under “Principal Investment Strategies of the Fixed Income Fund” in the “Fund Summary” sections of the prospectus to the  “Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks” section of the prospectus.

Response:  The relevant disclosures have been moved to the “Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks” section of the prospectus, combined into one paragraph and revised as follows:

“The Advisers Fund generally sells equity or fixed income securities when the Adviser believes other opportunities are more attractive or that such securities are unlikely to benefit from current business, market, and economic conditions.  The Fixed Income Fund will generally sell fixed income securities when the Adviser believes that they no longer represent attractive values, or no longer fit the desired mix of securities for the Fixed Income Fund.”

5.
Comment:  If the Advisers Fund intends to concentrate in securities of issuers in a particular industry or group of industries, please disclose such policy and identify the industry or group of industries in the Fund Summary section.  If not, change the references to “industry” in the disclosure under “Principal Risks of Investing in the Advisers Fund – Business and Sector Risk” to “sector” and revise the disclosure of the Fund’s principal investment strategies to clarify the Fund’s policy with respect to investing in different sectors.

Response:  The Advisers Fund does not intend to concentrate in securities of issuers in particular industry or group of industries.  The references to “industry” in the “Principal Risks of Investing in the Advisers Fund - Business and Sector Risk” section have been changed to “sector.”  In addition, the second sentence of the last paragraph of the section “Principal Investment Strategies of the Advisers Fund – Equity Securities” has been revised to read as follows:

“The Advisers Fund may invest in equity securities of companies of any size or in any sector.” [Added text in italics]

Also, the last sentence of the paragraph following the bullet points under “Principal Investment Strategies of the Advisers Fund – Fixed Income Securities” has been revised to read as follows:

“The Advisers Fund may also, without limitation, purchase fixed income securities in any sector and issued by any size company, municipality, or government body.” [Added text in italics]

6.
Comment:  The following sentence, included in the section “Principal Investment Strategies of the Fixed Income Fund,” of the prospectus should be moved to the section “Principal Risks of Investing in the Fixed Income Fund,” in the prospectus:  “Investments in emerging markets are generally less liquid, have smaller market capitalizations and are subject to greater price volatility and less government regulation than securities of more developed countries.”

RESPONSE:  The relevant sentence has been deleted from the “Principal Investment Strategies of the Advisers Fund – Fixed Income Securities” section.  These risks are already disclosed in the section “Principal Risks of Investing in the Fixed Income Fund –

Emerging Countries Risk.”  For the sake of clarity this section has been renamed “Emerging Markets Risk.”

7.	Comment: In the third sentence of the section “Principal Risks of Investing in the Fixed Income Fund – Management Style Risk” in the prospectus, change the word “guarantee” to “assurance.”

RESPONSE:  The sentence has been so revised and now reads as follows:

“The Adviser’s judgments about the attractiveness, value, and potential income and appreciation of particular fixed income securities, cash or cash equivalents or other securities in which the Fixed Income Fund invests may prove to be incorrect and there is no assurance that the Adviser’s judgment will produce the desired results.”

8.
Comment:  If the Fixed Income Fund does not intend to concentrate in securities of issuers in a particular industry or group of industries, change the heading “Principal Risks of Investing in the Fixed Income Fund – Concentration Risk” in the prospectus to “Principal Risks of Investing in the Fixed Income Fund – Regional and Sector Risk.”  Also, revise the disclosure of the Fund’s principal investment strategies to clarify the Fund’s policy with respect to investing in different sectors.

Response:  The Fixed Income Fund does not intend to concentrate in securities of issuers in particular industry or group of industries.  As a result, the heading “Principal Risks of Investing in the Fixed Income Fund – Concentration Risk” has been changed to “Principal Risks of Investing in the Fixed Income Fund – Regional and Sector Risk” and other references to “concentration” in the disclosure under this heading have been revised so that the paragraph now reads:

“Regional and Sector Risk – Regional and sector risk is the risk that if the Fixed Income Fund invests heavily in securities within the same country, state, region, currency, industry or economic sector, an adverse economic, business or political development may affect the value of the Fixed Income Fund’s investments more than if its investments were not so focused. To the extent the Fixed Income Fund invests heavily in securities in any such area that experiences an adverse development, the value of the Fixed Income Fund’s portfolio may be negatively affected.”

In addition, the fourth sentence of the penultimate paragraph of the section “Principal Investment Strategies of the Fixed Income Fund” has been revised to state:

“The Fixed Income Fund may also, without limitation, purchase fixed income securities in any sector and issued by any size company, municipality or government body and foreign debt instruments…” [Added text  in italics]

9.	Comment: Revise the disclosures in the “Management of the Fund” section of the Fund Summaries in the prospectus for each Fund to be more concise. This disclosure should consist of the name of the investment adviser and the portfolio manager’s name, title and length of service only.

Response: The requested changes have been made.

*                      *                      *                      *                      *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

cc:	Patsy W. Mengiste
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

David V. Swann
Van Den Berg Management I, Inc.
805 Las Cimas Parkway, Suite 430
Austin, TX 78746

Thomas W. Steed, III
Kilpatrick Stockton, LLP
3737 Glenwood Avenue, Suite 400
Raleigh, NC 27612